SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Outlook in Operating Results

1. Type of information : Guidance revision for fiscal year 2008

2. Details on revised guidance

A. 2008 fiscal year guidance adjustment due to environmental changes

1)	Revenue outlook

- Before adjustment : More than 12 trillion won

- After adjustment : 11.9 trillion won

2)	Operating Income outlook

- Before adjustment : 1.5 trillion won

- After adjustment : 1.2 trillion won

3)	EBITDA outlook

- Before adjustment : 3.6 trillion won

- After adjustment : 3.3 trillion won

3. Basis of outlook or estimate : internal estimate of company

4. Details on information to provide

1)	Information provider : Investor Relations, Financial Management Office, KT

2)	Subject of information : Domestic and foreign corporate investors, analysts, press, etc.

3)	Date of information to be provided : July 10, 2008 at 11:00(Korean Standard Time)

4)	Title of event(location) : ‘Announcement of guidance revision for fiscal year 2008’

                                (KT headquarters, conference call)

5. Contact information

1)	Officer in charge of disclosure(telephone number):

Soo Ho Maeng, Chief Financial Officer (82-31-727-0954)

2)	Employee in charge of disclosure(telephone number):

Sang Hyun Cho, Investor Relations (82-31-727-0957)

3)	Related Department(telephone number):

Investor Relations, Financial Management Office (82-31-727-0950~0959)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director